Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

December 26, 2012

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
Form N-14/A
File Nos. 333-185039, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 2 to the Registrant’s registration statement on
Form N-14 (“PEA 2”) filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.

PEA 2 amends the registration statement on Form N-14 previously filed on November 19, 2012, as well as the pre-effective amendment no. 1 to the same filed on December 19, 2012, and is being filed primarily to include within the body of the prospectus/proxy statement and statement of additional information certain changes responsive to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on December 21, 2012, as well as to include certain other non-material changes.

As previously discussed, the Registrant intends to accompany PEA 2 with a request that the effective date of PEA 2 be accelerated to be effective on or before December 31, 2012. If the acceleration request is granted, the Registrant estimates that copies of the proxy materials will be released to shareholders of the Portfolios on or around January 7, 2013.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on December 21, 2012, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

Mr. Ed Bartz

December 26, 2012

1.	Expense Table and Expense Examples

Staff Comment: Please update the expense table and expense examples in the Prospectus/Proxy Statement to reflect data as of October 31, 2012.

Registrant’s Response: Comment complied with. Registrant has updated both the expense table and expense examples as requested.

2.	Capitalization Table

Staff Comment: Please update the capitalization table on page 23 of the Prospectus/Proxy Statement to reflect pro forma adjustments to net assets resulting from reorganization expenses.

Registrant’s Response: The Registrant notes that the net assets for each Predecessor Fund as of October 31, 2012 reflect reorganization expenses already paid by each Fund. Reorganization expenses that have accrued and are yet to be paid have been reflected in each Predecessor Fund’s statement of assets and liabilities. Registrant refers the Staff to its response to Comment 4 herein, and to the pro forma financial statements accompanying PEA 2 (inclusive of the additional footnote explaining the foregoing). In light thereof, no pro forma adjustments for reorganization expenses are anticipated, and Registrant has consequently not made any changes to the capitalization table.

3.	Schedule of Investments

Staff Comment: Please provide pro forma adjustments to the Schedule of Investments in the Pro Forma Financial Statements giving effect to the reorganizations.

Registrant’s Response: Based on information provided by the Adviser, Registrant understands that, due to the substantial similarity in investment objectives, investment strategies and investment limitations of the Predecessor Funds and the New Fund, no changes to portfolio holdings in connection with the reorganizations are anticipated. The changes in the total number of shares outstanding is a result of the participation in the reorganization of two Predecessor Funds with different per share net asset values.

4.	Statement of Assets and Liabilities

Staff Comment: Please provide pro forma adjustments to the Statement of Assets and Liabilities in the Pro Forma Financial Statements giving effect to the reorganizations.

Mr. Ed Bartz

December 26, 2012

Registrant’s Response: Registrant notes that of the approximate $51,764 in reorganization fees that have been expensed and reflected in the line item “Reorganization Fees” of the Pro Forma Combined Statement of Operations, $48,235 has been paid, leaving $3,529 in liabilities yet to be paid. The $3,529 is reflected in the Pro Forma Statement of Assets and Liabilities. As the reorganization expenses have been accrued by each Predecessor Fund, there are no pro forma adjustments to be made. To clarify this point, Registrant has included a footnote to this effect in the Pro Forma Statement of Assets and Liabilities.

5.	Financial Highlights

Staff Comment: Please include Financial Highlights for both Predecessor Funds.

Registrant’s Response: Comment complied with. Financial Highlights for the Predecessor Investor Fund have been added to the Prospectus/Proxy Statement.

6.	Request for Acceleration

Staff Comment: Please note that the Staff cannot accelerate the effectiveness of the registration statement on Form N-14 prior to the filing date of the Stonebridge Funds Trust Annual Report for the year ended October 31, 2012, which has been incorporated by reference.

Registrant’s Response: Registrant will not seek acceleration of the effectiveness of PEA 2 to a date prior to the filing of the Stonebridge Funds Trust Annual Report for the year ended October 31, 2012. Registrant further understands that Stonebridge Funds Trust intends to file its aforementioned report on Form N-CSR on December 31, 2012.

7.	Exhibits

Staff Comment: Please include a new auditor consent and legality of shares opinion with PEA 2.

Registrant’s Response: Comment complied with. Registrant has included a new auditor consent and opinion of counsel with respect to legality of shares.

* * * *

Mr. Ed Bartz

December 26, 2012

The SEC Staff is kindly requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq. of Davis Graham & Stubbs LLP, counsel to the Trust, at 303.892.7381.

Sincerely,

/s/ David T. Buhler
David T. Buhler
Secretary

Enclosure

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP